Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 21, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 21, 2004, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 18, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

	Name:	Miao Fuchun
Date: June 21, 2004	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

VOTING RESULTS AT ANNUAL GENERAL MEETING HELD ON JUNE 18, 2004

The Annual General Meeting (the “AGM”) of China Life Insurance Company Limited (the “Company”) was held at Nathan Room, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on June 18, 2004 at 10:00 a.m..

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Wang Xianzhang, Chairman of the Board of Directors of the Company.

At the AGM, the Chairman demanded to put each of the resolutions set out in the Notice of the AGM dated April 23, 2004 to the vote by way of poll.

The poll results in respect of the resolutions proposed at the AGM are as follows:

	Resolutions	No. of Votes (%)
		For	Against
I.	As ordinary resolutions:

1.	To review and approve the Report of the Board of Directors of the Company for the year 2003.	19,759,222,536 (99.99)%	1,066,480 (0.01)%

The resolution was duly passed as an ordinary resolution.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2003.	19,759,191,736 (99.99)%	1,087,480 (0.01)%

The resolution was duly passed as an ordinary resolution.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2003.	19,759,347,856 (99.99)%	1,055,080 (0.01)%

The resolution was duly passed as an ordinary resolution.

4.	To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, as the PRC auditors and international auditors of the Company for the year 2004 and to authorize the Board of Directors to determine their remuneration.	19,759,974,136 (99.99)%	1,178,520 (0.01)%

The resolution was duly passed as an ordinary resolution.

5.	To appoint Mr. Daniel Joseph Kunesh, nominated by the Board of Directors, as an additional Independent non-executive director of the Company (See Note (2) below).	N/A	N/A

6.	To appoint Mr. Sun Shuyi, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.	19,754,634,776 (99.97)%	5,897,040 (0.03)%

The resolution was duly passed as an ordinary resolution.

7.	To appoint Mr. Cai Rang, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.	19,754,637,976 (99.97)%	5,894,040 (0.03)%

The resolution was duly passed as an ordinary resolution.

8.	To appoint Mr. Fan Yingjun, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.	19,754,616,096 (99.97)%	5,907,040 (0.03)%

The resolution was duly passed as an ordinary resolution.

9.	To appoint Mr. Ren Hongbin, nominated by the Supervisory Committee, as an additional member of the Supervisory Committee of the Company.	19,754,734,816 (99.97)%	5,711,600 (0.03)%

The resolution was duly passed as an ordinary resolution.

10.	To appoint Mr. Tian Hui, nominated by the Supervisory Committee, as an additional member of the Supervisory Committee of the Company.	19,754,533,176 (99.97)%	5,864,040 (0.03)%

The resolution was duly passed as an ordinary resolution.

II.	As special resolutions:

11.	To amend the Articles of Association of the Company.	19,758,649,656 (99.99)%	1,792,680 (0.01)%

The resolution was duly passed as a special resolution.

12.	To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company not exceeding 20% of each of the aggregate nominal amount of the domestic shares and overseas listed foreign shares of the Company in issue as at the date of the AGM.	19,570,308,631 (99.04)%	189,417,345 (0.96)%

The resolution was duly passed as a special resolution.

The full text of the Resolutions is set out in the Notice of the AGM dated April 23, 2004.

Notes:

(1)	The Company’s H share registrars and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer at the AGM for the purpose of vote-taking.

(2)	This resolution was withdrawn at the AGM because Mr. Daniel Joseph Kunesh had provided services to the Company within one year prior to the date of the AGM and hence, the Board of Directors considered that he was not qualified to be appointed as an independent non-executive director of the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the executive directors of the Company are Mr. Wang Xianzhang and Mr. Miao Fuchun, the non-executive director is Mr. Wu Yan and the independent non-executive directors are Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi, Mr. Cai Rang and Mr. Fan Yingjun.

By order of the Board
Wang Xianzhang
Chairman

Hong Kong, June 18, 2004